September 6 , 2011

Amanda Ravitz
Assistent Director
Securities and Exchange Commission

Re: Baby All Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 5, 2011
File No. 333-173302

Dear Ms. Ravitz

Baby All Corp. (“Baby All”) acknowledges receipt of the letter dated  July 20   2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our  Registration Statement on Form S-1 (the " Amended Draft") and have tracked all changes in the edgarized document for ease of review.

The following is an item-by-item response to the Staff’s comments.We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Baby All is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter followed by our responses

Prospectus Cover Page
1. We note that you have not, as requested in our prior comment 1, revised the prospectus cover page to disclose the amount that you will need to raise in order to fund your current operations and avoid the need to file for protection under bankruptcy laws. Accordingly, we reissue the prior comment.

Response

We have inserted this disclosure on our cover page accordingly

Our Company, page 5
2. Please revise your entire document in response to the last bullet point of prior comment 2. We note, for example, the disclosure on page 16 of your document.

Response

We have inserted the following on pages, 5,16 and 19

The seller of the Patent was not able to commercialize the product due to a lack of funds. The seller did not build a prototype and a working prototype has not been built since we purchased rights to the patent and hence no testing has been done to determine the ability of the technology to perform as we expect its reliability, or its cost effectiveness.

State securities laws may limit secondary trading, page 14
3. We note your response to prior comment 10. The sentence you added at the end of this risk factor in response to the prior comment does not explain the material risks to investors if you do not file a Form 8-A. Please add a separate risk to highlight the effect of the automatic suspension of reporting obligations pursuant to Section 15(d) of the
Exchange Act and the inapplicability of Section 16 and proxy rules.

Response

We have added a new risk factor # 25 , below

We intend to file a Form 8-A promptly after this registration statement becomes effective, thereby subjecting our stock registered hereunder to registration under Section 12 of the Securities Exchange Act of 1934. However, if we do not file a Form 8-A, or other registration under the Securities Exchange Act of 1934, we will only be required to comply with the limited reporting obligations required by Section 13(a).  Accordingly, we will not be required to furnish proxy statements to security holders, and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Exchange Act. The non requirement of the furnishing of proxy statements and / or the non requirement of the reporting of the beneficial ownerships would alleviate the shareholders from obtaining information of the beneficial ownership of the Company affiliates and / or material ownerships of shares in the Co and also the alleviate the shareholders of the knowledge of   certain actions initiated by the majority shareholders of the Company prior to the initiation .  Furthermore, even the limited reporting obligations may become automatically suspended under Section 15(d) of the Exchange Act if on the first day of any fiscal year, other than the fiscal year in which our registration statement became effective, we have fewer than 300 shareholders. If we then ceased to voluntarily subject ourselves to the public reporting requirements, your access to our business information will be restricted. Furthermore, if we cease filing periodic reports for any reason, not only would investors have very limited access to information about our business, we would also not be eligible to be quoted on the OTC Bulletin Board, which may reduce the value of your shares and affect your ability to sell your shares.

Dilution, page 15
4. Please update the disclosure in this section.
5. Deferred offering costs do not appear to be a tangible asset. Please appropriately revisethe pre-offering historical net tangible book value and the related per share amount.
6. For clarity, please revise the item “Dilution Percentage to New Investors in the Offering” to present the information in percentage form as opposed to decimal form, as currently presented.

Response

We have adjusted the Dilution schedule for all of the above assertions accordingly

General Development, page 16
7. We note your response to prior comment 12. Please revise to further explain how your design should result in “more convenience” and “better health” as disclosed on page 16. In addition, please explain how the design of your product differs from that of other products on the market.

Response:
We have replaced the following sentence on page 16: “This arrangement should result in both more convenience for the parent and better health for the child” as follows:

“This arrangement should result in more convenience for the parent or caregiver, as it allows them to carry a single dose of a child’s medication when traveling for a short period of time, rather than carrying the entire bottle of medication. Furthermore, our product makes giving children more convenient because the dose can be measured at any time, for example, while an infant is sleeping, and administered later when the child is awake. While a sick child may need more attention while it is awake, doctors prescribe a specific dose. Measuring this calmly and storing it in a convenient, already measured location, such as our product, means it can be given at the appropriate time, no matter where the child or caregiver is currently located. Since some medications, for example some antibiotics given to children for ear infections, requires medication, it is better to only remove a single dose from the refrigerated container, leaving the container refrigerated, as per the instructions on the package, while traveling with a single non-refrigerated dose until it is time to administer it.”

In terms of other products currently available on the market, in our research, we found several devices shaped to please a child, but none designed as our product. The market offering include pacifier-type devices which would be strange for a child that is not accustomed to using a pacifier, or even, specifically, that type of pacifier. Further, there is a device shaped like an elephant. While this will entertain the child, it is not in a form to which the child is accustomed to seeing or putting in his or her mouth. Our product has the familiar shape and feel of a standard bottle and nipple, so even very young children are comfortable with the familiarity of the design.

8. Please further expand your revised disclosure to address the risk that caregivers may reject the need for your product, opting instead for traditional methods of administering medicine to their children.

Response:

In the same section, we have added the following text to address this comment:

While we believe children will feel comfortable with the familiarity of our product, which is similar to standard bottles used for drinking, there is the risk that caregivers may reject the need for our product, opting instead for traditional methods of administering medicine to their children.

Competition, page 17
9. It is unclear how you concluded that there are not medical dispensers on the market that are specifically designed for infants. The staff notes that internet searches for “baby medicine dispensers” and “infant medicine dispensers” yield multiple results. Please revise this section to provide a comprehensive discussion of the competitive marketplace and your relative position within it.

Response:
We note that in the S-1, we wrote, “While there are many medical dispensers on the market, not all are designed to take into account the special needs of infants. “ This should not be interpreted that there are not medical dispensers specifically designed for infants, but rather that not all dispensers take into account the specific needs of infants. Having done many Internet searches, our company also studied the available market options. We have however, amended the text below to clarify our position in the market and that there are other products on the market, which use different or similar approaches, though none use the same approach as offered by our patent.

We have added the following accordingly in the related section

Other products currently available on the market include several devices shaped to please a child, but none are designed as our product. The market offerings include pacifier-type devices which would be strange for a child that is not accustomed to using a pacifier, or even, specifically, that type of pacifier. Further, there is a device shaped like an elephant. While this will entertain the child, it is not in a form to which the child is accustomed to seeing or putting in his or her mouth. Our product has the familiar shape and feel of a standard bottle and nipple, so even very young children are comfortable with the familiarity of the design. As we are interested in finding a third party partner to help us bring our product to the market, Baby All and its product do not yet have any position in the market.

10. Please tell us why you have identified certain of your competitors by patent number, rather than by name.

Response:
Our company is interested in finding a third party partner who will be interested in licensing our patented technology. While there may be products that are not patented and are available on the market, we believe potential investors who acknowledge our acquired patented technology  should be more aware of other patents rather than products that have been issued in our area of interest. Nevertheless, by adding the information above ( see response to 9 ) , we believe we have expanded the information available to include not just available patents, but types of products that are available as well. We have not amended the text further in response to this comment.

Existing or Probable Government Regulation, page 18
11. Please tell us why you believe, as stated in your response to prior comment 13, that government regulations governing the manufacturing, marketing and/or sale of your product would not have a direct impact on your business plan.

Response

We have added the below accordingly in the prospectus in the section related section ( Existing or Probable Government Regulations )

As the Directors of Baby All Corp do not have any experience with the (CPSC) and / or  FDA approval process and are not qualified to determine if such regulatory approvals  is/are  required for the patented product , the Company will seek third party partners who have experience in all aspects of ( CPSC ) and / or related FDA approval to license our technology to develop, manufacture, and market our patented technology and to determine the approvals necessary , if so required . The third party partners will be responsible for determining and fulfilling all necessary actions for the premarket approval application requirement stage, through the duration of the approval process, and all other stages, including registration and listing requirements, labelling requirements, quality system regulation and manufacturing of the device, post-market reporting and record keeping requirements, import and export requirements and remedies for non-compliance.

As the third parties licensing and / or manufacturing the patented technology will bear the responsibility of adhering to the related Governmental and/or local regulations ,  the Company believes that the possible related local and / or related Governmental Regulations does not have a direct impact on our Company, but may explicitly have an impact on any of the Companies that may license and / or manufacture the patented technology and these licensees and / or manufacturers  will have to bear and adhere to these regulations if and when applicable.  Therefore, since any third-party licensee for our technology may have the responsibility to comply with Governmental Regulations and Environmental laws (from federal, state or local entities), any royalty fees from any such licensees due to our Company  may be delayed or affected by such regulations.  These delays could have an impact on our revenues and could be substantial in duration and ultimately cause the third party licensee to not be able to pay any royalties whatsoever.

12. Also, with regard to your response to prior comment 13, please disclose, if applicable, the FDA approval process and the nature of regulatory oversight, including the following regulatory issues:
▪ Device classification information;
▪ Investigational device exemption requirements;
▪ Obligations as a sponsor of an investigational device exemption;
▪ Premarket approval application requirements and general conditions of approval;
▪ Duration of the process;
▪ Registration and listing requirements;
▪ Labeling requirements;
▪ Advertising and promotion;
▪ Quality system regulation and manufacturing of the device;
▪ Post-market reporting and record keeping requirements, including medical device reporting and reports of corrections or removals;
▪ Import and export requirements; and
▪ Remedies for noncompliance.

Response

We have added the assertions in relation to FDA approval ( see above Response # 11 )

Our Common Stock, page 27
13. We note that your revisions appear to conflict with your disclosure in the prospectus regarding Rule 144(i). Therefore, we reissue prior comment 17. Please revise to clarify.

Response

We have deleted the date acquired December 1 2011 in the paragraph on page 27  which was an error and caused confusion

Right to Reject Subscriptions, page 29
14. We note your response to prior comment 19. Please tell us why subscription refunds may take up to one week.

Response

We have revised the time to three days taking into account it could take up to 2-3  days for a check to clear

General

We have updated the prospectus for the June 30 set of FS and have also attached the related set of FS
An updated consent has also been attached

Sincerely,
Efrat Schwartz, President and Director
Baby All Corp

cc: Amanda Ravtz , Securities and Exchange Commission, Division of Corporation Finance - Edgar